FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated December 10, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On November 2012 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: BRF - Brasil Foods S.A.
Management and Related Person	(X) Board of Directors	( ) Fiscal Council	( ) Executive Officers	( ) Main Shareholders	( ) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

9,721,598	1.11	1.11

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
-

-

-	-	-	-	-	-

Closing Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

9,721,598	1.11	1.11

1

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On November  2012 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows,

Company Name: BRF - Brasil Foods S.A.
Management and Related Person	( ) Board of Directors	( ) Fiscal Council	(X) Executive Officers	( ) Main Shareholders		( ) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security		Number		% interest
					Same kind		Total
Share

Common

			152,436		0.02		0.02

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Share

Common

		Concórdia	Sell	11/19/12	100	38.10	3,810.00
Share

Common

		Concórdia	Sell	11/19/12	100	38.30	3,830.00
Share

Common

		Concórdia	Sell

11/21/12

					200	35.50	7,778.00
Share

Common

		Concórdia	Sell

11/13/12

					100	37.91	3,791.00
Share

Common

		Concórdia	Sell

11/22/12

					50	39.15	1,957.50
Share

Common

		Concórdia	Buy- Stock Option

11/26/12

					19,667	26.89	528,845.63
Share

Common

		Bradesco	Sell

11/28/12

					1,000	38.99	38,990.00
Share

Common

		Bradesco	Sell

11/28/12

					59,000	39.00	2,301,000.00
Share

Common

		Bradesco	Sell

11/28/12

					5,700	39.01	22,357.00
Share

Common

		Bradesco	Sell

11/28/12

					2,700	39.06	105,462.00
Share

Common

		Bradesco	Sell

11/28/12

					5,000	39.07	195,350.00
Share

Common

		Bradesco	Sell

11/28/12

					500	39.08	19,450.00
Share

Common

		Bradesco	Sell

11/28/12

					98	39.00	3,822.00
Share

Common

		Bradesco	Buy- Stock Option

11/23/12

					45,466	26.89	1,222,580.74
Share

Common

		Bradesco	Buy- Stock Option

11/23/12

					25,899	33.22	860,364.78
Share

Common

		Bradesco	Buy- Stock Option

11/26/12

					52,134	26.89	1,401,883.26
Share

Common

		Bradesco	Sell

11/28/12

					37,000	38.99	1,442,694.00
Share

Common

		Bradesco	Sell

11/29/12

					11,000	38.60	424,600.00
Share

Common

		Bradesco	Sell

11/29/12

					1,100	38.61	42,471.00
Share

Common

		Bradesco	Sell

11/29/12

					1,700	38.62	65,654.00
Share

Common

		Bradesco	Sell

11/29/12

					5,300	38.63	204,739.00
Share

Common

		Bradesco	Sell

11/29/12

					900	38.64	34,776.00
Share

Common

		Bradesco	Sell

11/29/12

					500	38.65	19,325.00
Share

Common

		Bradesco	Sell

11/29/12

					2,000	38.69	77,340.00
Share

Common

		Bradesco	Sell

11/29/12

					500	38.68	19,340.00
Share

Common

		Bradesco	Sell

11/29/12

					200	38.69	19,340.00
Share

Common

		Bradesco	Sell

11/29/12

					600	39.20	23,520.00
Share

Common

		Bradesco	Sell

11/29/12

					5,600	39.30	220,080.00
Share

Common

		Bradesco	Sell

11/29/12

					75	38.50	2,887.50
Share

Common

		Bradesco	Sell

11/29/12

					6	38.55	231.30
Share

Common

		Bradesco	Sell

11/29/12

					4	38.60	154.40
Share

Common

		Bradesco	Buy- Stock Option

11/27/12

					25.600	26.89	688,384.00
Share

Common

		Bradesco	Sell

11/27/12

					15,800	39.40	622,520.00
Share

Common

		Bradesco	Sell

11/27/12

					700	39.41	27,587.00
Share

Common

		Bradesco	Sell

11/27/12

					300	39.42	11,826.00
Share

Common

		Bradesco	Sell

11/27/12

					5,900	39.43	232,637.00
Share

Common

		Bradesco	Sell

11/27/12

					1,100	39.45	43,395.00
Share

Common

		Bradesco	Buy- Stock Option

11/27/12

					23,800	33.22	790,636.00
Share

Common

		Bradesco	Sell

11/28/12

					12,300	39.10	480,930.00
Share

Common

		Bradesco	Sell

11/28/12

					12,300	39.30	483,390.00
Share

Common

		Bradesco	Buy- Stock Option

11/23/12

					24,600	26.89	661,494.00

Closing Balance

Security/ Derivative	Characteristic of Security		Number		% interest
					Same kind		Total
Share

Common

			180,169		0.02		0.02

2

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On November 2012 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows,

Company Name: BRF - Brasil Foods S.A.
Management and Related Person	( ) Board of Directors	( ) Fiscal Council	( ) Executive Officers	(X) Main Shareholders	( ) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

227,594,436	26.09	26.09

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Share

Common

Santander	Buy	11/14/12	66,400	37.55	2,493,384.00
Share

Common

HSBC	Buy	11/23/12	39,200	38.99	1,528,492.00
Share

Common

Barclays	Buy	11/13/12	390,600	37.55	14,666,567.10
Share

Common

C Suisse	Buy	11/14/12	584,300	37.59	21,961,043.82
Share

Common

Merrill	Buy	11/19/12	395,700	38.15	15,095,666.45
Share

Common

ICAP	Buy	11/21/12	402,800	38.88	15,660,020.04
Share

Common

Goldman	Buy	11/22/12	239,000	39.09	9,341,907.97
Share

Common

Safra	Buy	11/22/12	304,600	39.04	11,891,993.93
Share

Common

Safra	Buy	11/23/12	465,700	39.00	18,162,306.84
Share

Common

Itau	Buy	11/26/12	311,600	39.66	12,359,468.95
Share

Common

Barclays	Buy	11/27/12	245,700	39.63	9,737,851.05
Share

Common

ICAP	Buy	11/27/12	360,000	39.45	14,200,517.52
Share

Common

CGD CVC	Buy	11/28/12	266,400	39.06	10,405,102.04
Share

Common

Safra	Buy	11/28/12	228,600	39.13	8,944,914.99
Share

Common

Merrill	Buy	11/29/12	100,000	38.65	3,865,231.58
Share

Common

Pactual	Buy	11/29/12	384,200	38.65	14,849,976.05
Share

Common

CGD CVC	Buy	11/29/12	470,200	38.60	18,151,324.68
Share

Common

Pactual	Buy	11/29/12	50,000	38.73	1,936,443.60
Share

Common

Fator	Buy	11/19/12	410	37.20	15,252.00
Share

Common

Pactual	Buy	11/14/12	9,619,235	37.15	357,354,580.25

Closing Balance

Security/ Derivative	Characteristic of ,Security	Number	% interest
Same kind	Total
Share

Common

242,789.284	27.83	27.83

3

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On November 2012 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows,

Company Name: BRF - Brasil Foods S.A.
Management and Related Person	( ) Board of Directors	( ) Fiscal Council	( ) Executive Officers	( ) Main Shareholders	( X) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

13,484	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
-

-

-	-	-	-	-	-

Closing Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

13,484	0.00	0.00

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   December 10, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director